ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
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                            WASHINGTON, DC 20005-3948

                   WRITER'S DIRECT DIAL NUMBER: (617) 951-7910


June 29, 2007

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Stirling

Re: Fifth Third Funds (the "Trust") (Registration Nos. 33-24848 and 811-05669) Post-Effective Amendment No. 60/61 to the Registration Statement


Ladies and Gentlemen:

This letter is in response to oral comments provided to the undersigned by Linda Stirling of the staff of the Securities and Exchange Commission (the "Commission") on May 24, 2007, regarding the Fifth Third Large Cap Core Fund (the "Fund") Post-Effective Amendment No. 60 to Fifth Third's Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 61 to Fifth Third's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act") pursuant to Section 485(a) of the 1933 Act and the 1940 Act. These comments and responses thereto are set forth below.

         1. Comment: Under "Principal Investment Strategies" on page two of the prospectus, the last sentence of the fourth paragraph reads as follows: "The Advisor will typically maintain certain minimum and maximum sector and position weightings relative to the S&P 500 Index and will monitor risk statistics relative to the S&P 500 Index." Please clarify what is meant by the phrase "relative to" in both instances in which it is used (e.g., replicating the Index?)

Response: We have revised the last sentence of the fourth paragraph on page two of the prospectus to read as follows: "The Advisor typically seeks to monitor and control the industry sector weightings of the Fund and the Fund's exposure to individual equity securities, allowing them to differ only moderately from the industry sector weightings and position weightings of the S&P 500 Index. By doing so, the Advisor seeks to limit the Fund's volatility to that of the overall market, as represented by the S&P 500 Index."

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Securities and Exchange Commission        -2-                      June 29, 2007

         2. Comment: The fee table lists the total operating expenses for Class A shares, after waiver, as 1.47%. Footnote 5, however, states that the maximum total annual fund operating expenses, after waiver, is limited to 1.17% These two numbers need to be reconciled.

Response: The last sentence of Footnote 5 addresses the discrepancy between the numbers by indicating that expenses after waivers are expected to exceed the applicable limitation because dividends on short sales are excluded. Nonetheless, to further clarify, we have moved the final sentence of the footnote so that it directly follows the first sentence (which references the expense caps). Further, we have expanded on the last sentence so that it explicitly states that, as a result of the exclusion of dividend expenses, expected total operating expenses after waivers are 1.47%, 2.22%, 2.22%, and 1.72% for Class A, Class B, Class C, and Advisor Shares, respectively. A corresponding change was made for Institutional Shares in the Institutional Shares prospectus.

         3. Comment: There is a typo in the disclosure about Michael Wayton's business experience (indicating he has 412 years as a quantitative analyst).

Response: The typo is a product of the Edgarization process and difficulties converting symbols (e.g., "1/2"). The correct number of years--4 1/2-- is listed in the prospectuses.


As requested, officers of the Trust have instructed us to acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.


Very truly yours,

/s/ Mary Beth Constantino

Mary Beth Constantino

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Securities and Exchange Commission        -3-                      June 29, 2007

cc:     Alan G. Priest
        Alyssa Albertelli
        Shannon Gotfrit